Exhibit 21.1

PFO Global, Inc.

List of Subsidiaries

The following is a list of each subsidiary of PFO Global, Inc., a Nevada corporation, as of July 8, 2016, and the state in which each such subsidiary is organized.

Name of Subsidiary*	Jurisdiction of Incorporation
Pro Fit Optix Holding Company, LLC	Florida
Pro Fit Optix, Inc.	Wyoming
PFO Technologies, LLC	Florida
PFO Optima, LLC	Florida
PFO MCO, LLC	Florida

* No subsidiary does business under any name other than as listed above.